Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.

Filed by:	IMS Health Incorporated
Subject Company:	IMS Health Incorporated
Exchange Act File Number of Subject Company:	001-14049

VNU
Sell-Side Educational Workshop and
Q&A Session on IMS Health
8 September 2005
Opening Comments
Darcie Peck
Vice President, Investor Relations, IMS Health
Thank you for coming at short such notice. Since the announcement of the merger with VNU, we have received many questions and requests for education about the IMS side of the business, which is the purpose of today’s discussions. We are putting together a roadshow programme that takes us from now through to the first quarter of 2006, so we will talk more then about the merger and any updated information. However, if you have questions or need more clarity, it is good for us to know, in order to ensure that we cover those points during the roadshow programme. I will now hand over to Nancy to give you some insight into IMS.
IMS Health
Nancy Cooper
Chief Financial Officer, IMS Health
I. Preamble
Thank you all for coming today. As Darcie said, I will give an overview of what IMS is and what we do. I will also try to give you the benefit of the questions I am frequently asked by investors about the pharmaceutical (pharma) market and how it impacts us.
II. Background to IMS
IMS is a little over 50 years old. We operate in about 105 countries. We are the leading provider of market research and information services to the pharma healthcare industry. We have a lot of data assets in analytical and Consulting and Services. We are a very global company, with over 60% of our revenues coming from outside the US. We will achieve a little over $1.5 billion this year, and we have done several assessments of the total market opportunities that exist in our space, which we believe to be about $5 billion. We see, therefore, a lot of revenue opportunity for IMS. In the last eight quarters, IMS has delivered 9% constant-dollar revenue growth and 13% EPS growth. We have converted over 90% of our net income into cash. We are not a heavy capital-intensive business; we have a high return on invested capital and strong operating margins.

Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
III. Business Activities
1. Drugs Consumption
We provide information to the pharma industry on how drugs are consumed throughout the distribution chain. Drugs can be distributed through wholesalers, hospitals, mail order, and long-term care. We receive information directly from the manufacturer and from pharmacies. Each one provides data to us, which we turn into a product. What is interesting about the distribution chain in this market is that it varies by region, and is constantly changing. Every time it changes, it becomes a new product source for us.
2. Feedback on Drugs Prescriptions
In Europe, product sources would be wholesalers, hospitals, pharmacies – although this is more of an emerging trend in some places in Europe – and manufacturers. In the US, hospitals are not product sources, since they are fairly fragmented, but mail order and long-term care are. Long-term care is very important because there are certain therapeutic classes that are only covered by it, such as diabetes, anti-psychotics and oncology. Therefore, in order to understand prescribing behaviour, it is vital to understand that element of long-term care. The point here is that IMS’ purpose is to give feedback to the pharma companies about how their drugs are being prescribed.
3. Compensation Information on Detailing Representatives
When a detailing representative visits a doctor and makes a sales presentation influencing his behaviour, that doctor does not place an order with the detailing representative. The doctor, having learned about the drug and listened to certain messages from the detailing representative, will see a patient and create a prescription, which is fulfilled at the pharmacy. This means that the pharma company is reliant on the IMS data to understand who is selling what to the doctors. IMS provides the compensation information on 80% of representatives in the world.
4. New Channels and Products
These channels keep emerging so, in some parts of the world, such as Asia and parts of Latin America, pharmacy is a new product. Part of our growth, therefore, is due to the fact that, as channels emerge, so do new products, which drive growth.
IV. Dimensions of Data Products
Earlier today I was asked about the dimensions of our data products. One way to think about that is in terms of an x/y axis: one axis would be the therapeutic classes that the drug companies have, so they have different values based on the sizes of therapeutic class; the other axis would be frequency. In some places in the world, you have quarterly data, in others quarterly and monthly and, in others, quarterly, monthly and weekly. We are increasingly seeing places with daily data, which is very important when launching a drug. At the end of 2005, 60% of our revenue was under contract.
V. Pharma Market
In terms of the market we sell to, there are about 3,000 pharma companies, almost all of which are our customers. In terms of concentration, as you probably know, the pharma market is a fairly fragmented industry, and so are we: our largest customer represents about 7% of our revenue; the next represents about 4%. Our top 20 clients represent about 52% of our revenue.
VI. Intellectual Property (IP)
Some people have asked me whether it is quite easy simply to aggregate this data and provide it, allowing other players to enter the market. We have 29,000 sources of data; as you can imagine, with data from so many sources, periodically, one pharmacy may forget to send in its data, so you need to have an in-house statistical capability that can project around any missing or incorrect data and that can create highly reliable information that is good enough to compensate your sales force. We view that ability to handle the data and our statistical capabilities as a form of IP that IMS has.
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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
VII. Key Drivers of Growth
1. Customer-centricity
a. Changes in top management
In terms of key factors that have driven our growth over the years, the first is that, four years ago, we began changing the senior management team at IMS, with the arrival David Thomas in 2000, mine in 2001, and of David Carlucci in 2002. We have also changed about 150 of the top management team in the last four years.
b. Systematic customer surveys
That is very important to know because, four years ago, we were not a very customer-centric company; we did not call on our customers and we did not know what they thought about us, and both Davids’ leadership radically changed that. We now systematically survey our customers for what they think about us, and we have gradually been inching up our customer satisfaction score over the last three years. When we started, we did not have a very high score, and changing attitudes is a multiyear project that we continue to work on. That survey told us that, increasingly, our customers look at us and say, ‘You provide us with lots of data, but you do not tell us what the data says and what we should do about it’. That really was the impetus behind starting to build a Consulting and Services-type business within IMS. In 2004, that constituted about 11% of our revenue.
2. Expanded Business Focus
a. From two to six areas of business
In the last few years, we also recognised that the company had historically targeted its spending very narrowly to the market research and sales operations space within the pharma industry. When we looked at the quality and content of our data assets, and the Consulting and Services skills, we realised that we could provide information and analytics to more areas of spend within the pharma industry. We have, therefore, moved from a business focused very narrowly on two areas of business to six.
b. Sales compensation
Sales compensation which, historically, was two-thirds of our business, is now a little less than 50%. We augmented it from sales compensation to an orientation of what we view as one of the pharma challenges for the foreseeable future, which is sales force effectiveness. By that, we mean that, in the US, each detailing representative has less than two minutes in front of the doctor, and there is a question of how much recall the doctor has of that visit. There is a question of how to deploy the sales force and whether it is being done in the most optimal fashion. We have had a number of engagements where we have been asked to come in, with our data, which makes a key differentiation on the Consulting and Services that we do. We have then analysed doctor’s prescribing behaviour and looked at how our clients have deployed their sales force. There will not always be an optimal fit, and we come up with recommendations to redeploy the sales force in a different manner. That has proven to be an area of good opportunity for us.
c. Portfolio optimisation
You may have read about the generic challenge that our pharma clients are facing in 2006. With the patent life that these drugs have, which is typically 15-20 years, it is not usually a surprise to our pharma clients that a drug is going generic. Often, we receive requests to analyse the portfolio and do some modelling in terms of drugs under development and the potential they may have, and drugs that may be going generic and the options there might be to extend the patent. One you may have read about is around creating a combination of two ethical drugs to treat a different indication. What that does is to extend the patent for the pharma company.
Alternatively, it may be that the drug is going generic and there really is no strategy to extend the patent, so clients will be looking for options to licence drugs that are being developed by other pharma or biotech companies. We have a product that identifies all the chemical entities under development, enabling clients to establish which entities fit their sales force knowledge base and to model the performance of those therapeutic classes over time. In the past, that had been our pure market research product, which comprised about one-third of our revenue, and a little less than that now.
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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
d. Data assets in Consulting and Services
There were four areas where we identified that data assets in Consulting and Services would serve pharma companies well in the next few years and for the foreseeable future, which are our larger-growth areas. As you have probably read, it costs $500-800 million to bring a drug to launch and, suddenly, analytics become much more important in several areas.
The first is where you are placed on formulary. We have a consulting practice which is very well-known in Europe and the US for advising clients on whether there are things they must focus on in order to be placed well on formulary. When launching a drug, the ability to understand the characteristics of how other drugs in that therapeutic class have performed as they were launched helps you select which countries to launch in. If you had a condition which enabled you to launch in 50 countries over five years, and now, economically, you feel you need to do in two and a half years, picking countries becomes a very important activity.
When you have launched the drug, you need to know how to forecast its performance, which is where our interest in the merger lies, because one of the assets that VNU has is a very fine forecasting tool for consumer packaged goods industry, which we think could be very relevant in launch. After that, you are looking at daily data to see how your drug takes off.
e. Brand
Think of yourself as a brand manager in pharma, with a promotional mix that you can pick between: you can pick detailing representatives, sampling, direct to consumer, or continuing medical education. All of these are influencers that have doctors prescribe your drug. The amount of feedback you have on the effectiveness of the different types of promotion is not at the level that most drug companies would like it. We have focused on developing those promotional data assets in Consulting and Services that will improve that level of feedback. Again, the assets VNU has will help us to develop much more rapidly in this area, and in scenarios of large pharma spend.
f. Over-the-counter
Now you are in a world where, in a therapeutic class, you really have two decisions: you can remain as an ethical drug and be a high-price, low-volume drug, or you go over-the-counter and be a high-volume, low-price drug. The view of the performance in a therapeutic class, or which strategy to pursue, is becoming an increasingly important thing for our pharma clients to understand. We have some over-the counter assets; VNU has a lot, so combining the two give us a view into a new space that we see pharma increasingly interested in.
g. Managed care
‘Managed care’ is principally a US term; in Europe, you would call it ‘government’. It is really the impact of governments influencing how drugs are prescribed. This is a new form of channel where we are gathering data assets for Consulting and Services to more readily inform our pharma clients. Someone asked me how Medicare 2006 in the US impacts us. Actually, it has become a new source of business. We have had to build a consulting practice around the discount cards being offered by the pharma clients, and we have been building up our relationships with government, with a view that the US government will be playing an increasingly large role. In Europe, we already have relationships with various governments.
3. Acquisitions
a. Building some capabilities; buying others
When we decided to pursue greater pharma spend, we did these six segments and, as you can imagine, we found blank spaces in our capabilities against these areas of increased spend in pharma, so we consciously adopted a policy of building some of the capabilities, while buying others. In the last three years, we have bought about 30 companies, all small and directly correlated with those six areas. Most of them tend to be a data panel for a data source, surrounded by Consulting and Services. A number are in the area of promotional mix understanding, and we are very comfortable that, of the 30 acquisitions, on aggregate, they are on the business case under which we bought them.
8 September 2005

Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
b. Acquisition is only the first step
One of the things we focus on is to explain to our people that, when we buy a company, the acquisition is the first step. After that, we assign an IMS business owner to ensure that that company is integrated within IMS and that the synergies we expected from the acquisition are realised. In Sweden, we found a very good launch data product surrounded by Consulting and Services. A good set of entrepreneurs had expanded it to all of Scandinavia, but had no interest in rolling out the infrastructure to the rest of Europe. We felt that this was a technology that could be repeated and we already had the infrastructure, so it made sense for us to buy that company, to leverage the infrastructure into our current infrastructure, and to replicate it through Europe. That product is now in Europe, Asia and the US. Another source of growth has, therefore, been acquisitions, and we have guided people to the fact that 1-2 points of our top line are expected to come from acquisitions.
4. Globalisation
Lastly, when we entered IMS four years ago, IMS was being run as a 105-country company. There was no real concept that certain things should be run globally and others locally, so we began globalising functions. Those six market segments are global market segments, and our large customers are run on a global basis. Our current development is on a global basis, as opposed to developing it time and again. That, again, has helped us with growth. When you run globally and start managing your clients on a global basis, you see product penetration in, say, five European countries, and you wonder why it is not happening in 10 countries, so it is a nice way to be able to create cross-sales.
VIII. Results
1. Highlights
We have had steadily escalating constant-dollar results from 2003 and 2004 and we saw 12% constant-dollar growth in the second half of this year. Our EPS has grown nicely and we are a very large free cash flow generator.
2. Divestments
a. Cognizant
In 2003, we owned 56% of a company you may have heard of, an Indian application outsourcing company called Cognizant. We split off the shares in Cognizant in 2003, which amounted to 13% of our total share-based buybacks.
b. TriZetto
We changed into more of a pure play, and we completed that in 2004, when we owned 26% of a company called TriZetto, a services processor that we thought we would obtain data from. We made a determination that the need to own that asset was no longer there, and we divested ourselves of TriZetto in 2004. Free cash flow from operations was $279 million in 2004, with the rest being TriZetto.
IX. Second Quarter Highlights
•	We had reported growth of 14% and constant-dollar growth of 12%.

•	Operating income grew by 8%.

•	Adjusted net income grew by 12%.

•	EPS grew by 17%.
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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
1. Margin Impacts
a. Japan
Someone earlier asked me about our margins, which have declined from 2001, for two reasons. In 2002, we had a great product in Japan that was ramping up very quickly, but our data suppliers pulled the data on us, leading to the loss of revenue. That was part of the reason for the margin decline. Since then, we have re-obtained the data and the product is currently shipping. We had not paid for the data previously in Japan, and we did not think that was a viable long-term relationship with our wholesalers to ensure steady supply. We now pay for the data. Losing the data hit our margin, and we are now paying for the data, which also impacts our margin.
b. Top line growth
Second, we decided that 33% margin was a level that prohibited us from investing in the business. We decided that a better balance of a margin that, by all comparisons, is still a very high one, and driving top-line growth, was a better combination. Over the period of time we invested in new data assets that helped us grow revenue, we have decided to invest in acquisitions and have built our Consulting and Services business. We have achieved top line growth and we continue to have what we view as a long-term margin in the region of 25%.
2. Segment Growth
I mentioned before that we divided the business into six segments. Our sales force effectiveness, which is the combination of compensation and resource utilisation, grew by 8% in constant-dollar terms; portfolio grew by 7%. The four other areas are where we are really in the early stages of growth, and these grew by 27%. Overall growth is 11%.
3. Trends
a. Ability to respond globally
You may remember that we were asked about the trends that make us really interested in this merger, which is really what is different from the Dun & Bradstreet (D&B) days. In our market, and in VNU’s market, there is increasing globalisation on the part of our clients, so the ability to respond globally has become an important attribute for us. We have, therefore, used customer-focused engagements to help drive our growth. Pharma companies used to run themselves by country companies and, increasingly, are looking at pan-European operations, wanting to benchmark one country against another, which requires data and analytics. This has been a growth driver, as has helping them with multi-country product launches and with productivity efficiencies.
b. Reduction in number of suppliers
The last phenomenon, which is new, is that we increasingly see our clients wanting to reduce the many suppliers of information, in terms of greater efficiency. We have, therefore, capitalised on our global reach. We are present in 105 countries and VNU in 107. Neither of us has a large presence in every one of those countries. We are big in Japan, whereas VNU is not; we see the two operations being merged efficiently, providing synergies that we talked about earlier. VNU is big in Chinas, whereas we are not; combining the two entities would enable us to create a common infrastructure over time, facilitating the combination of data assets and the implementation of Consulting and Services over all data.
X. Growth Regions
1. Europe
All areas around the world are growing well, although Europe leads the pack. Europe has had more acquisitions than other parts of the world, although they still have very low double-digit growth. You will also find that many people wondered how we will do well in a more challenged pharma environment. The most challenged pharma environment in the world is Europe in terms of what difference governments done and in terms of their policies. What we are cautiously optimistic about here is that it shows that, if we have adjusted to help pharma address the challenges they are facing, we can do quite well.
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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
2. Link between Information, Analytics and Consulting
We really view the link between information, analytics and consulting as creating a unique offering in the world, which we view as representing about $5 billion. We have printed a long-term growth model, and strategic goals of 8-13% constant-dollar top-line growth; adjusted EPS at or slightly above revenue, because of our strong free cash flow, which has enabled us to buy back quite a few shares every year; and continuing strong return on invested capital and conversion to cash.
XI. Financial Models Comparisons
We have always viewed ourselves as a market intelligence company, although we have been covered on the sell side as a healthcare IT company, and this has impacted us in terms of where we were placed in the marketplace.
XII. Frequently Asked Questions
1. Pricing
We are asked questions regularly, so we thought it might be useful to give you our assessment of them. A number of people think our products are priced by the pharma representative. Therefore, if pharma starts cutting representatives, we have a problem with our ability to grow. However, we do not price that way, but by therapeutic class. You could, therefore, argue that, if and when pharma starts cutting representatives, which it really has not done on any large scale yet, the information contained in our therapeutic class actually could become more valuable, because the remaining representatives have to be more effectively targeted to the doctors, and you need the information to do that.
2. Generics
We have tried to see if there is any pattern we can find within a generic event that impacts our revenue. We cannot find one, because we really play in all phases of the drug lifecycle – it is not just one event
3. Pharma Company Mergers
a. Consulting contracts
People ask us what the impact of pharma company mergers has been. We have assumed, in our model, that we will have a 1-2 point impact each year from mergers. The largest merger in 2003 was between Pfizer and Pharmacia. In a merger, we typically get a very large consulting contract, and that is to go through the acquiree’s entire portfolio and to inform the acquirer of the nature of the products they are getting, how it fits with their sales force, with recommendations about which to keep and not to keep.
b. Sales force effectiveness
In terms of sales force effectiveness, mergers do not typically involve companies buying others with exactly the same product set, so you still need to compensate your representatives. The area that is impacted is the pure market research books, since you do not need two books of data. What is new for IMS is that, as we develop new products in Consulting and Services and expand those six lines of business, we increasingly have new products to sell into a merger situation. At the time of the Pfizer/Pharmacia merger, we assessed that it would be one of the larger impacts, at around two points. When we looked at the impact at the end of 2003, it was less than one half of one percent, and that is our largest client. Pharmacia was also a very good client of IMS and had bought different products from us, which we cross-sold into Pfizer.
4. IMS’ Correlation with Pharma
The problem is that there is no easy correlation between IMS and pharma. We are definitely not correlated with pharma revenue growth, and the closest correlation is with sales, general and administrative (SG&A) growth, which has grown, despite all the issues you read about pharma. However, it is still a loose correlation, which I think is because, when you
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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
look at the percentage we are of the SG&A spend, it is only about 1%. What is incumbent on IMS to do is to handle the relevant questions for pharma, so that they can optimise the remainder of the 99% spend that they have.
5. Areas of Interest
a. China
We have areas that are of great interest to us, as we look out, and which we are quite small in, including are China. China is very interesting, since its gross domestic product (GDP) is increasing, as is patent protection. We see great interest from large pharma companies going into China, and we have had some very large consulting contracts there.
b. Japan
Japan is a very large market. We have come back with our product and have also developed Japan into having many more products than it has had historically.
c. Biotech
We are very active in biotech, which is a very high growth area for us, although it is still small. What is of great interest about biotech is that, many times, they licence their product into large pharma. They have very little information on how to construct the contract and on the value of the therapeutic class they are developing. We can give them insights into how those kinds of drugs have performed and what is a reasonable kind of licensing arrangement they may wish to request.
d. Government
Government is an obvious influence, and we have them as a client too.
e. Research and development (R&D)
Pharma spends $18 billion on R&D, with very little analytics and information involved in how they do some of the processes. We are looking at things to improve investigator selection, clinical trials, and the whole area of safety which, following the withdrawal of Vioxx, there are many more concerns about.
XIII. Conclusion
We feel we are executing well. We think this global play makes it very interesting with VNU, and this has been a source of growth and resilience for our company. We have a strong pipeline that we see strengthening. We have a very strong financial model, with a high cash component. We feel very good as IMS and even better as part of VNU.
Questions and Answers
Paul Gooden, ABN AMRO
When you did the original roadshow in London, there was a reference to tax liabilities and the fact that the cash tax could be higher than the P&L tax. Could you talk about that further and, perhaps, quantify it for us?
Nancy Cooper
When we were part of D&B, there were some tax planning initiatives taken, and the IRS went through the assessments of some of them. Those are the ones we are talking about. We have assessed it as a maximum outside liability of about $100 million in cash, which is fully reserved, of which you will see some portion this year.
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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
Paul Gooden
You spoke about the generic challenge in 2006; what percentage of US drugs is going off-patent? We hear about it anecdotally, but I have not seen much in terms of quantifying it. How big a challenge is this for you?
Nancy Cooper
There are about five or six major drugs that are coming off-patent. If you leave us your card, we can send the details to you.
Patrick Kirby, Deutsche Bank
I also have two questions. Firstly, on your definition of the $5 billion market size, I presume that is just the outsourced market, so could you talk about what the in-house level of spend is currently, and I guess how that has moved.
Nancy Cooper
That is a really good question because as you can imagine, with those six market segments, we went out and found all the companies that exist in those spaces. There are about 900 companies. We added them all up, so it is external spend. We are finding that pharma is increasingly receptive to out-sourcing some of the functions they have done in the past. The problem is that we do not have a good way of quantifying what the size of that would be, but it makes us feel very comfortable about the $5 billion. That is how we have handled it so far.
Patrick Kirby
You have incurred some restructuring and severance costs over the last few years. How much of that is transformational and one-off in terms of focussing on the six segments and how much is an ongoing feature of the business and potentially an indicator of further productivity gains to go forward?
Nancy Cooper
We have taken three re-structuring actions. A large portion of all of them have been, if not transformational, but changes we needed to make to get the company on the basis we have it today. From a global view, there are things in-country you do not need to do any more. We did not feel our production was very optimised and we have increasingly over time been creating what we call a production hub which is a consolidation of production. We have regionalised our European structure, which we felt was required for efficiency. Three years ago when I came on board we went through what we called a competitive fitness and we basically benchmarked each function we had in the company. Those that did not fit in the benchmark, we gave them a challenge. Therefore it is a combination of those types of things. A lot of the restructuring we had put the resources back. We did not think we had adequate customer-facing resources in the business, and we have tried to redeploy some internal to customer-facing.
[Veronica Page-Turner?], Goldman Sachs
I have two questions. Firstly, could you comment on the potential impact of IFRS on the IMS figures?
Nancy Cooper
I am learning a lot more about this every day. The biggest thing that I am learning is that pensions tend to be a little different. The amortisation of intangibles is a little different. A lot of the big issues that we have, like revenue recognition, IFRS and US GAAP are pretty similar, as are a lot of the income statement things. It is some of the balance sheet items that need adjustment. That is it, at a really high level.
Veronica Page-Turner
From what you can see today, would you expect a significant impact on your P&L?
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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
Nancy Cooper
No, except for maybe the pension area, which we are working through right now. If I find any others, I will send you an e-mail, but that is my memory. We are somewhat in the process of doing this.
Victoria
You talked about the consulting part of the business and I appreciate that in terms of effectiveness, you obviously have quite a high market share. Could also you comment on your positioning to major competitors? Do you go head-to-head with them and how this works for you?
Nancy Cooper
Most of the competition we have in consulting are niche players. Probably the largest is a company called ZF[?] that does sales force consulting. Then we do run into the big players. We do not do organisational-type consulting. We stay very close to the data that we have and that really is what we view as the differentiator in what we offer. Therefore we could end up with a VCG, a McKinley or Accenture, who do a large part of the consulting; however, when it comes down to data-based type consulting where you are making regular recommendations based on evidence, we can do a combination with them. We were under 209 last year so we are coming up there but we still have a long way to go. Data, with the consulting, has proved to be quite a differentiator.
Polo Tang, UBS
Can you give us an idea of the breakdown of your cost base? For example, how much do you spend on acquisition of data, how much is spent on IT? The second question is now that Wolters Kluwer is buying NDC, do you see any threat from a potentially invigorated NDC?
Nancy Cooper
Data is one of our biggest costs. We spend a little over $270 million on data, which is more than NDC’s informatics revenue; that gives you a perspective of the scale we are talking about. Other than that, IT is stable and the rest is people costs. We are a large people cost business. On what we think about NDC, we have not lost a contract to NDC in two years so as I mentioned before, the key for us is to continue to be very relevant to our customers’ issues. I mentioned all those parts of the channel of distribution. NDC is only in a couple of those places and so for your client, who increasingly does not want to have to correlate data from one data provider to another, as long as we raise our customer stats and our customers think well of us, we are in a nice spot. We have also surrounded our data with consulting and services, which is the differentiator.
Polo Tang, UBS
Just getting back to the breakdown of costs, you indicate that a big chunk of costs is your people. Can you give us an idea as to what areas those people are in and what the percentages are? For example, how much is in sales, how much is elsewhere?
Nancy Cooper
I am not sure I can remember where they are.
Polo Tang, UBS
Give us very rough numbers.
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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
Nancy Cooper
Data is the biggest one. Probably after that is IT and then we have a lot of people in production. We do not have that many compared to other companies I have worked for in sales but that is probably a function who we sell to. It is not as if we have 3,000 clients around the world. It is not that many. We are increasingly putting resources into consulting; we grew consulting over 40% last year. That is a people business where you do not get the revenue unless you have the people to deliver it. Off the top of my head, that is what I think it is.
Richard Jones, Lehman Brothers
I wonder if you could give us any idea of the margin differentials between the past businesses, particularly the consulting parts of the business. Secondly, I wondered why the revenue growth, which you have historically put up, was so low in 2002 and 2003 particularly. Thirdly, on the margin over the last year, it seems to have been the gross margin particularly that has driven the decline. I was wondering what was behind that and whether there is a trend of increasing data costs behind that or anything like that?
Nancy Cooper
Consulting is a lower-margin business than the data business. We tend to focus on fairly high value-add niches in consulting, so it is not dramatically and we have not really published what the difference is, although it is lower. That said, if you look at our strategy of going into these six market segments, the only way we could have reached out to those other audiences was to have the rolodex that a consulting community has, of getting targeted players. We are going to executives, brand managers, launch managers, many more places within the pharma market. The second thing is that it changes the value proposition of your underlying data assets. You are not filling in books of data and saying: ‘Go figure it out’. You are going in and saying: ‘This data is valuable for you because we are going to help you to improve your return on investments. We are going to help you with productivity’. Those happen to be very high needs right now in pharma, so consulting has this kind of migratory company. We are not all the way there but it is happening that we are migrating the company to a different value proposition.
Richard Jones
The revenue growth in 2002 and 2003.
Nancy Cooper
When the new management team came into the company, we found this wonderful financial model of deep, profound franchise that had been under-invested in. That, combined with pharma coming out of the golden 1990s and hitting a period of difficulty that it had not experienced for a long time. Therefore we did not have a relevant product set of consulting and services and at the same time pharma went through – remember I told you we sell by therapeutic class? Back in the golden 1990s, a pharma company would buy every therapeutic class. They went through a period in 2001 and 2002 where they really rationalised what they bought. Therefore, it is really a combination. We did not have products to grow the business and pharma went through a dramatic change.
Richard Jones
The final question was on gross margin and any pressure on data costs.
Nancy Cooper
Data costs do go up, for two reasons. One is that clients do have an escalator in there but most of the time when we renegotiate a data contract we also try to get new fields of data. The new fields of data are our way of getting new products. There is greater insight into gender, location, or anything imaginable. Part of what we are doing here is targeting. If we can get more information that improves the ability to target we can turn that into a product. Therefore we have a combination in our data-costing increase, some escalator and some new products.
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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
Edward Hill-Wood, Morgan Stanley
The first question relates to the nature of contracts. Could you run us through how the typical dynamics of your top 20 contracts works? The length of time, renewals, pricing, that type of thing.
Nancy Cooper
Our contracts vary by the region areas of the world. The US tends to be three to five year contracts and the countries in the EU are renewable one-year contracts. That is a very high renewal rate. The contracts typically contain small price escalations and they are either standard products that a client buys, so in every contract you have your base contract for the small escalation plus – obviously we are always trying to sell new product in and consulting engagements for growth.
Edward Hill-Wood
Just looking at the numbers you provided before and the potential synergies with VNU and the areas of overlap, can you be more specific about which particular market and areas the overlaps will be and how sure you are where the revenues are coming from?
Nancy Cooper
You can see that consulting and services that VNU calls the advisory services, the forecasting area is of great interest to us in the launch area. Additionally, being able to provide consumer insight is one of the main drivers of what makes this very interesting is that the consumer will increasingly impact doctors’ prescribing behaviour. The consumer is more educated. They go on the internet when they have something. In the US they have direct-to-consumer and we are realising that they can go in and influence a doctor’s behaviour much more than in the past. Therefore we knew as a company that we needed to get that kind of insight because it will change how we look at the world going forward. That was a very compelling reason for us. We could not figure out a good way to do that by ourselves so you will see both consulting with that consumer attitude and data panels augmented by access to consumer panels. I mentioned promotional insights. We are looking at both data and consulting capabilities that can provide a richer feedback to the brand manager who is looking at promotional mix trade-off. The over-the-counter ethical drugs is another area of revenue synergy, combining over-the-counter drug information with ethical drugs to providing complete view of the therapeutic class. There are more, but those are the big ones that come to mind.
Edward Hill-Wood
Obviously since the time of the announcement, you have spent time going through this process and you are directly responsible for that. Do you think there will be new areas you will uncover over time or do you think you have pretty much exhausted the ability of the two companies to generate incremental revenues?
Nancy Cooper
I think there will be other areas of interest. I think they will require work to understand them. There are areas like continuing medical education, in that we want to understand everything in a promotional mix. We know there are interesting data assets that can come out of continuing medical education and we actually looked at four or five companies to acquire this year. They had very high PEs and when we really got underneath it, they were trade shows. Therefore all of a sudden there were trade shows that we might be able to do something with. When we sit down with Joe Willke, who runs Advisory Services in VNU, and really start going through what practices he has and what practices we have, we think there may be more things. When we look at the communality of our processes, we have gone half an inch deep. On a half-inch deep view, we think places where we can put that practices but they are nowhere near the point where you could make any kind of commitment. It is just that we see these things in the business we find of interest.
Participant
It seems you are on €200,000 while it is a figure of around €77,000 for VNU so is there any reason why there is such a big difference between the two? The second question is on capex. It seems you are spending $25 million a year on
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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
capex but depreciation is $100 million so I was wondering why the two components out of whack and whether it implies you have to ramp up the capex as a result?
Nancy Cooper
I think this comes down to the way that MMI and VNU collect data. There is a fairly large manual part of that. We do not have as much as that. We are fortunate enough that pharmacies have data electronically. A lot of the people we go to – although that is not true for us in every part of the world, either by the way – so I think it may be a function more of that. Again, I am really in the early stages of understanding all these different dynamics. On total capex and software, we spend close to $100 million a year. Remember I said we did not have a lot of new products so we have had to ramp that up in the last few years to make sure we sufficiently invested in the business.
Participant, CSFB
On the market, could you tell me more about organic growth from the 1990s and the last few years and what you expect going forward for the next five years? Is it just an acceleration now in 2004 and 2005 and maybe a slowdown? If you could add some geographical consideration to that as regards Europe and Asia.
Nancy Cooper
We gave long-term growth of 18%-30% with two points of that from acquisitions. We still feel comfortable with that. Of the six segments, the four that are high-growth are very small. We see that as growth for quite a while. Japan coming back is growth for us. The growth in five segments ranges from 10%-19% so although we have decent growth around the world, it does vary. Some parts of Asia are huge growth areas right now so it really varies. Europe, which is said is the most challenged, is our highest growth area. I think it is more an indication of how we are fulfilling the needs we see in the marketplace, aided by areas like China and India, which are going to be high-growth for a very long time.
Participant, CSFB
What is market share evolution and what has it been in the past in terms of the organic market share growth?
Nancy Cooper
We have a very high market share in our historical segments; say 10%-20% of those newer segments.
Participant, CSFB
What, 60% traditionally and 10%-20% in new segments?
Nancy Cooper
I would tend to 15%-20% in the four segments where I said we were new and in sales compensation, more than 50%.
Participant, CSFB
And on geographic market share – is that much stronger in Europe or the US?
Nancy Cooper
No. We really are the premium provider in most places we are in.
Participant, CSFB
The top three players, is that 70-80% market share in your industry?
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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
Nancy Cooper
Our largest competitor is the NDC Company and after that it really drops down, with a lot of niche player in every geography we are in. That is a better way to think about it. I come out of technology. There is no IBM, Dell, HP. It is more niche players in the different countries we are in.
Participant, CSFB
I was just trying to guess how close you are to NDC?
Nancy Cooper
In your country, France, we do have a competitor, CGD[?], which is one of the players besides NDC. However, it only competes with us in certain aspects. We are not totally one-on-one competitors.
Participant
Are you able to give us the breakdown by percentage of the different parts of your business?
Nancy Cooper
Sales force effectiveness is, I believe, a little under 50% right now and the portfolio optimisation is in the 20s. That leaves the other four.
Participant
Can you give us a sense of the pre-currency, pre-acquisition growth rate of those different businesses?
Nancy Cooper
It is about two points lower in 2004 and in the first half of this year it is about three points lower.
Participant
By those three divisions?
Nancy Cooper
No, we have not broken that out.
Participant
To clarify an earlier question, in the segments in which you compete with NDC in the US can you give us an estimate of their market share and yours?
Nancy Cooper
In the US I would say it is excess of 80%.
Participant
80% for you and 20% for them?
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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
Nancy Cooper
Yes, something in that range.
Participant
Earlier in your presentation you said there had not been a historical relationship between drugs going generic and your growth rate. Presumably the US pharma market has never seen so many drugs go generic as they will next year. Presumably that is not good news so should we expect organic growth to slow next year given that trend?
Nancy Cooper
The thing you will see pharma do, however, is to back sell the products going generic with either licensed drugs or they will try to take the drugs that are going generic and find a combination drug that will extend the patent life. You will see a number of these things going on. You do not really see anyone predicting pharma growth when the growth is going down. Remember, they are promoting. We help them assess how to promote, so either they are going to shift their spend to a different drug that they will try to promote; they are going to license them; they are going to do a combination but it is really that shifting. They will not buy one therapeutic class from us – they will buy more of another one. That is why we believe we have not seen a big impact.
I thank you all for coming today and appreciate you taking the time. We will see you all in the future I hope. Thank you.
This Full Transcript was produced by Ubiqus Reporting (+44 (0) 207 269 0370)

About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX).
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements
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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending June 30, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which have been filed with the SEC. You may read and copy the above-mentioned SEC filings and other information at the public reference facilities maintained by the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at prescribed rates by calling the Commission at 1-800-SEC-0330. Many of these materials are also available at the SEC’s Internet site (http://www.sec.gov).
Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. STOCKHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.
Participants in Solicitation
IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
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Sell-Side Educational Workshop and Q&A Session on IMS Health	VNU
Regulation G Legend
This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.
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